Form 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

SONY CORPORATION
(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By	/s/ Teruhisa Tokunaka

(Signature)

Teruhisa Tokunaka
Executive Deputy President and Chief Financial Officer

Date: November 14th, 2002

List of materials

Documents attached hereto:

i)	Press Release regarding the board of InterTrust Technologies Corporation’s acceptance of Fidelio Acquisition Company’s acquisition offer for the said company on November 13th 2002.

FOR IMMEDIATE RELEASE

PHILIPS AND SONY LEAD ACQUISITION OF INTERTRUST

AMSTERDAM, NEW YORK, November 13, 2002 —Fidelio Acquisition Company, LLC, a company formed by Sony Corporation of America, a subsidiary of Sony Corporation (NYSE:SNE), Royal Philips Electronics (AEX: PHI, NYSE: PHG) and certain other investors, has executed a definitive agreement to acquire InterTrust Technologies Corporation (NASDAQ: ITRU). As a result of the transaction, Fidelio will acquire all of the outstanding common stock of InterTrust for approximately $453 million on a fully diluted basis or $4.25 per share. The most important objective of the transaction is to enable secure distribution of digital content by providing wider access to InterTrust’s key Digital Rights Management (DRM) intellectual property on a fair and reasonable basis.

InterTrust is a leading holder of intellectual property in DRM. The company holds 26 U.S. patents and has approximately 85 patent applications pending worldwide. InterTrust’s patent portfolio covers software and hardware technologies that can be implemented in a broad range of products that use DRM, including digital media platforms, web services and enterprise infrastructure.

InterTrust’s Board of Directors has unanimously approved the acquisition and has determined that the transaction is advisable and in the best interest of its shareholders. All InterTrust board members owning shares including Victor Shear, Founder and Chairman of the board of directors, have agreed to tender all their shares of InterTrust common stock, representing approximately 20% of the outstanding common stock, in favor of the transaction. The acquisition, which is subject to customary closing conditions, including regulatory approvals, is expected to close in early 2003.

“Throughout Sony on a global scale, we operate with a keen awareness that the future growth of the consumer electronics, computer and entertainment industries will be heavily influenced by the ability to transmit digital content in a secure environment,” said Nobuyuki Idei, Chairman and Chief Executive Officer of Sony Corporation. “This acquisition will significantly accelerate the ability to ensure secure delivery of digital content. This in turn will enable the development of many exciting new services for consumers and businesses.”

“Philips is focused on the right of consumers to fairly access and enjoy digital content,” said Gerard Kleisterlee, Philips’ President and CEO. “Wider access to InterTrust’s DRM Intellectual Property will allow both consumers and content providers to securely access and distribute digital content with their preferred devices. In doing so, barriers to digital content access can be removed to deliver enhanced consumer choice via new services. The deal will lead to a broad platform of DRM IP and new Philips products with integrated DRM technology. DRM is a key element towards a genuine digital revolution, and will be an important driver to reinvigorating the technology sector.”

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“Sony is committed to creating an environment where digital content can be securely distributed and enjoyed,” said Robert Wiesenthal, Executive Vice President and Chief Strategy Officer of Sony Broadband Entertainment, Sony Corporation of America. “Through this transaction InterTrust’s important DRM patents will be more widely available on a fair and reasonable basis.”

“Philips is convinced that DRM technologies will be tremendously valuable in enabling the secure distribution of digital content, and in turn will facilitate a larger offering of digital content to consumers,” said Ruud Peters, Executive Vice President and Chief Executive Officer of Philips’ Intellectual Property & Standards. “Philips will continue to play a leading role in DRM.”

About Sony Corporation of America

Sony Corporation of America, based in New York City, is the U.S. subsidiary of Sony Corporation, headquartered in Tokyo. Sony is a leading manufacturer of audio, video, communications and information technology products for the consumer and professional markets. Its music, motion picture, television, computer entertainment, and online businesses make Sony one of the most comprehensive entertainment companies in the world. Sony’s principal U.S. businesses include Sony Electronics Inc., Sony Pictures Entertainment, Sony Music Entertainment Inc., and Sony Computer Entertainment America Inc. Sony recorded consolidated annual sales of over $56.9 billion for the fiscal year ended March 31, 2002, and it employs 168,000 people worldwide. Sony Corporation of America recorded over $18.5 billion in sales in the U.S. for the fiscal year ended March 31, 2002. Sony Corporation of America’s homepage is: http://www.sony.com/SCA/index.html

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter.

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Press Contacts:

For Sony Corporation of America
Mack Araki
212-833-6821
mack_araki@sonyusa.com

For Royal Philips Electronics
Jeremy Cohen
Philips Corporate Communications
+31 20 5977213
Jeremy.Cohen@philips.com

Caroline Kamerbeek
Philips Intellectual Property & Standards
+31 40 2735485
caroline.kamerbeek@philips.com

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